NewsRelease

TransCanada Declares Quarterly Dividends
Offers Dividend Reinvestment Plan Shares at Two Per Cent Discount

CALGARY, Alberta - July 28, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced that the Board of Directors (Board) of TransCanada declared a quarterly dividend of $0.565 per common share for the quarter ending September 30, 2016, on the Company’s outstanding common shares. The common share dividend is payable on October 31, 2016 to shareholders of record at the close of September 30, 2016.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•	For the period up to but excluding September 30, 2016, payable on September 30, 2016, to shareholders of record at the close of business on August 31, 2016:

◦	Series 1 - $0.204125 per share

◦	Series 2 - $0.15528142 per share

◦	Series 3 - $0.1345 per share

◦	Series 4 - $0.11506284 per share

•	For the period up to but excluding October 30, 2016, payable on October 31, 2016, to shareholders of record at the close of business on September 30, 2016:

◦	Series 5 - $0.14143750 per share

◦	Series 6 - $0.12781967 per share

◦	Series 7 - $0.25 per share

◦	Series 9 - $0.265625 per share

•	For the period up to but excluding August 31, 2016, payable on August 31, 2016, to shareholders of record at the close of business on August 12, 2016:

◦	Series 11 - $0.2375 per share

◦	Series 13 -$0.34375 per share

These dividends are designated by TransCanada to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

Commencing with the dividends declared today the Board also approved the issuance of common shares from treasury at a two per cent discount under TransCanada’s Dividend Reinvestment Plan (DRP). Under the DRP, investors holding TransCanada common or preferred shares can receive common shares instead of cash dividend payments. For further details, including how to enroll in the program, please refer to http://www.transcanada.com/drip.html.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522